SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
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(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FINAL TRANSCRIPT
Thomson Street EventsSM
SAP - SAP AG to acquire Business Objects in Friendly Takeover;
Combined Companies to accelerate Leadership for Business User
Applications - Conference Call (Paris)
Event Date/Time: Oct. 08. 2007 / 9:00AM ET

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Paris)
C O R P O R A T E   P A R T I C I P A N T S
Leo Apotheker
SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
Bernard Liautaud
Business Objects - Chairman, Chief Strategy Officer
C O N F E R E N C E   C A L L   P A R T I C I P A N T S
Rudy Ruitenberg
Bloomberg - Media
Pierre Marjean
Reggie Robertson
[Ace] Asset Management - Analyst
Olivia Auberger
Journal des Finances - Media
Sebastian Tayvo
Vincent Dernaux
[Siroan] - Analyst
P R E S E N T A T I O N
Unidentified Company Representative
Bonjour, good afternoon. We will have to wait a few minutes more because there is a press conference that is taking place simultaneously in Frankfurt, and both press conferences have to start simultaneously. So please wait for a few minutes more and we shall start immediately. Ladies and gentlemen, good afternoon. Welcome to this press conference. Today we are announcing the merger between Business Objects and SAP. In order to comment on this operation we have with us Bernard Liautaud, Chairman and founder of Business Objects, and Mr. Leo Apotheker, Deputy CEO of SAP.
Before going into the thick of things we must warn you of the following elements. During this conference we may give you forecasts which imply risks and uncertainties. For more information on the risk factors, please refer to the annual report of Business Objects on the fiscal-year 2006 registered as a references document by the AMF on April 6, 2007, under number R07-285. Moreover, since Business Objects and SAP are within a quiet period, we won’t comment the results of the two companies. After the disclaimer I give the floor to Mr. Leo Apotheker, Deputy CEO of SAP.
Leo Apotheker - SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
Ladies and gentlemen, good afternoon. Good afternoon, Bernard. This new acquisition won’t be made with this blank screen; we are waiting for the slides to come on screen. Thank you. We did it. What you have just seen are neither BO nor an SAP technology. It is rather one of our Californian colleagues which did this.
Well, good afternoon, again. Welcome to this press conference. We shall both be brief so that you have ample time to ask your questions. I think that this first slide shows really the rationale behind this marriage that we have just announced. We have just published the wedding announcements.
As you can read in the caption, Business Users can’t ask for more than SAP and Business Objects. I won’t bother you with the disclaimers.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Paris)
Now let’s go straight into the rationale and the motivations between SAP and BO to go into this partnership. It is a friendly takeover bid, which has received the support of the Business Objects Board, and the reasons for this are simple.
If you look at the market you will see that business intelligence is one of the main priorities - perhaps the main priority - in IT spending for the years to come. So we are combining together the two industry leaders. So SAP is seeking to merge with the number one, the global number one, within business intelligence applications.
So we are trying to drive compelling synergies. We hope to find synergies especially in terms of revenues. This is a growth merger, not a merger with an aim towards cost reductions.
So SAP and Business Objects and Business Objects aim to offer both to customers and the market the most comprehensive portfolio in the industry. So we wanted to combine both business performance, performance management applications, with optimization solutions for business processes.
The combination between SAP and Business Objects will of course in their respective fields create a maximum value for clients new and old, for partners, for employees, and of course for shareholders.
So where does SAP come from? As we have been saying since 2005, we aim to double the size of our potential market. Our basic market is in enterprise applications, and we disclosed to the market and to you that we wanted to move from a market of $35 million to a market of $70 million to $75 million by 2010. That change would come through the extension of our applications field, through the integration of new personnel, through the integration of new infrastructure, and also by providing services. That is why we have announced an application suite that would be enabled.
We initiated that strategy in 2005. It is currently on track. In order to put things into perspective, I want to be crystal clear on this - it is very important - SAP is not leaving its organic growth strategy. It is quite the contrary. We are pursuing this strategy and quite actively.
If you look at our growth strategy, the Business Suite is entirely organic growth. Our SME segment is coinvented with partners. Our business process platform is developed through organic growth. Our SME strategy that, as we announced on the 19th of September, we announced our new offer Business ByDesign, which is also organic growth. And for Business Users we have seen the opportunity to accelerate growth by combining what we have done in the past with the gains from this major acquisition of Business Objects.
So that you can see the two, where the two offerings are, just to put things into context, well, you can see that here. SAP is coming from a world where we efficiently manage the structured world of information, structure giving business processes in an enterprise, and we also cover the people who are in charge of processes as decision-makers. So with in our offers we have decision-support capacities.
Offerings from Business Objects come from the management world - information management, which is called, for lack of a better word, nonstructured information, unstructured information. They have the ability to manage information coming from different sources, to consolidate it, and to make it available to users whether they be decision-makers or not, and to help users manipulate data easily.
So we want to bring these two offerings together and by doing so create an environment where a decision-maker can analyze information within and between companies, be they structured or not, be they decision-makers, and also implemented in the execution system coming from SAP, and have real-time feedback in order to know whether these decisions have borne fruit or not.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Paris)
In SAP’s offering right now there are a certain number of elements where we could take positions on that market. As you know we have a technology platform called SAP NetWeaver, the support for all of our applications offering. There is a certain number of reporting tools and decision tools.
And in the last few years through acquisitions we have developed what I could call performance management applications, which are multisector tools, with the acquisition of Versa; of OutlookSoft also. We use those technologies in order to create industry applications, such as analyzers for banks which make use of those tools. These sources can be accessed through a various number - through a large number of applications, but I won’t go into the detailing of it.
We think that through this merger we can expand our market. If you will give me two minutes I would like to give you more details about this slide.
Right now Business Objects and SAP have a certain number of customers in common, 30%, 40% of Business Objects customers are SAP customers. So from the word go we tried together to offer better integration of the Business Objects offering and the SAP offering. But this won’t be enough. We won’t be satisfied with that, because our objective is to expand our common market. So item number one will seek to strengthen our market leadership by conquering new accounts for Business Objects as well as for SAP.
Then, beyond simply strengthening our common markets - SAP-Business Objects common market - we will try to extend Business Objects’ possibility to cover SAP customers who do not yet use BO tools, currently 60% of our customer base. And we wish to do the same thing; i.e., offer SAP solutions to BO customers who are not yet SAP customers. So you can see that the number of synergies and growth possibilities in terms of revenues are huge.
But at the same time, let’s be clear about this. Together we want to build an open solution; so that means that a current BO customer who doesn’t use SAP, because they have made errors in the past - nobody is perfect after all - we won’t try to bring them forcefully into the SAP fold. They can continue to use BO. But it is our open intention to continue to develop the Business Objects platform in the future. We will continue to do that in the future as SAP, as Business Objects has done in the past.
The same rationale applies to our own solutions. SAP customers who for whatever reasons have decided to use SAP tools can continue to do so. So we will bring BO technologies towards SAP; and vice versa, we will give Business Objects a certain number of SAP tools as well.
That is very well explained on this slide. I won’t explain it in detail; maybe Bernard wants to do so. But here we simply want to show that we are going to create an expanded portfolio of common applications. Certain technologies coming from either side will populate the other partner’s portfolio. What is very important, what Business Objects has developed with much effort called the Open Business extraction layer, which is the layer which helps open the business applications, will be - the BO applications will be maintained in the future.
So where do the customer benefits lie? There are a large number of them. I won’t comment them all, but the most important ones.
First for BO customers, well, there is the fact that Business Objects is partnering with a large player, so BO’s long-term survival is maintained. We will work towards openness. We will try and give Business Objects a certain number of SAP-developed technologies which will enrich their offering. For instance, our in-memory database, our flow management, MDM, and so on and so forth.
From a business point of view, it is very important for Business Objects’ customers to know that the analytical capability provided by Business Objects in the past will be enriched by business process know-how and vertical know-how.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Paris)
For SAP customers, there are very large opportunities to be able to have a complete coverage of all their management and information needs through this merger between the offerings. But much more importantly, I think that we will be able to provide to our customers what I could call a closed decision tool, meaning that we can analyze situations real-time with Business Objects applications; we can take action within the SAP system; and you can gain real-time feedback through Business Objects. So we have really closed the loop, creating a virtuous circle in terms of decision-making.
For our joint customers, we will launch a certain number of joint offerings. For instance, Business Objects has developed on-demand reporting capabilities which will cross-pollinize the SAP portfolio. We can also perform embedded analytics, use the BO technology with SAP data, and input that into applications. Last but not least, we have good hopes of combining our common efforts on the SME market segment.
I will now give the floor to Bernard Liautaud.
Bernard Liautaud - Business Objects - Chairman, Chief Strategy Officer
Well, thank you, Leo. First of all I should like to say how delighted I am to be here today at this conference to give our vision of this marriage. I say that this is quite a unique event, and it is truly the creating of a major company in the wake of SAP’s track record. It is really very important since it is the number one in applications and number one in business intelligence. So I am really pleased to be here with you in order to comment on the rationale which underlies all this.
Now of course, for those of you who know Business Objects and have known Business Objects for quite a while, this news might seem a little surprising. A lot has been said, and I myself for 17 years have spoken out in favor of BI’s independence. So you may well ask, why this change of heart and this marriage with SAP?
Well, in fact it is quite simple. Because when you look at the developments on the software market, quite a lot has happened over the past year. First of all, a very large number of our clients have continued to push for Business Objects as an independent entity, all the databases. But we also heard that a number of clients - an increasing number of clients - does in fact wish quite strong alignment between their business applications and their company business intelligence portfolios.
So there was a certain tension on the market between, on the one hand, the wish to open up to independence and, on the other, the wish to align. So through this approach and following our talks with SAP, I think we were able to come up with a way to solve this tension between alignment and independence.
Now, before we go into further detail, I think it is very important for us and for those who know us to state something which is quite important. Because there were quite a few rumors, many articles were written and published in the press, so there is just one thing I should like to state quite clearly.
Business Objects never decided to go on sale. That is important. There was an article in particular written along those lines, and I should like to confirm once again never did we ourselves wish to put the company for sale.
The situation is we were approached and of course we were willing to listen to what our partners had to say. After having looked at all the parameters, we decided to make this choice. This is totally different from what may have been reported in the media.
So what do we mean today with alignment and independence? Once again, our strategy is an open strategy. That is, to a great extent the value of our product is that we can work in a number of different environments. SAP has a full suite; but what clients want is alignment with this suite. Because SAP has understood that the value of our solution lay in its openness, and that the structure of the organization will be based on an independent entity, and that we shall continue offering our solution to SAP clients and non-SAP clients for a number of environments, that is how these two sides of growth could be reconciled.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Paris)
It made a lot of sense, because we are going to be able to offer non-SAP clients an offering of the best platform on the market today; and this as you can imagine will be optimized more and more, since we are going to work on the best possible level of integration. Now for Business Objects’ clients, we are going to continue offering this open solution whilst bringing in the technological know-how at SAP, their database, their management capabilities, and for performance management. Our offering — our combined offering — is now going to be extremely comprehensive. For Business Object clients and SAP clients and the rest of the market not having chosen one of the two solutions, I think our offering will definitely be the best on business intelligence and performance management markets.
I also believe that it is an excellent opportunity for our Business Objects employees. Because the organization is autonomous, we shall be able to develop, to continue developing our solutions, continue to be major, a major player on the market, but now together with the number-one partner in applications.
Finally, I think there is also a good cultural match. Business Objects and SAP share a number of common attributes and cultural attributes. Therefore I believe integration will go extremely smoothly. For a start, both companies are strongly European in origin but with a very highly international outlook. We both work in a great number of different countries. The two companies are a very strong European origin.
To speak of the entrepreneurial culture, business culture, in both cases it is a strong culture. The SAP founder is still involved in the Board; and I have been strongly involved and shall continue to be so. Finally, the two companies are strongly committed to delivering on our commitment to our clients. So I think culturally this is a good match. So those are the reasons which lead us, led us, to this marriage.
Now the main strategic directions of Business Objects which will be maintained and strengthened through this marriage. First of all, we wish to expand our product scope in all areas — that’s access to information, but also data integration, and performance management; and therefore we will have an even wider portfolio.
Secondly we wish to expand our services to customers. Through this marriage we will be able to bring together the service we can offer, so this will also be very beneficial.
Furthermore, the midmarket. This was a growth direction and remains so for us, because a great number of our clients in the midmarket do not yet have business intelligence products. Once again it is a common growth direction, because it is one of the three areas, new growth areas, Leo was referring to — the new three growth areas at SAP. So here again a good match in terms of strategy.
Now fourth point, there is geographic growth opening up to emerging markets, with the increased presence of SAP in countries such as China, India, Japan, etc. We have grown quite fast, but we shall be able to benefit from the SAP structure in place.
Then finally, the creation of new business models. Here again a good strategic match, because for those who know us, you are aware that we have on-demand software offerings in terms of service and not just installed software. SAP’s strategy is very similar; this is something they announced publicly. We also have a strategy by which we provide information services on-demand, so this should slot in very well. This should dovetail in order to speed up these efforts.
So we move on to the next slide now. To recall the points we shall be working on together, the global leadership in terms of business intelligence with the three areas open very wide and integrated. An EIM platform that is data integration, this will be available on SAP and non-SAP applications. And CPM, we both have quite substantial offerings, but they also slot in very well with each other. We will be able to bring in value to the SAP suite by injecting intelligence from our products in the management products at SAP with the NetWeaver strategic platform and, as I was saying, business on-demand which I was referring to. That quite clearly is a new way for our clients to acquire and use their software offerings. So I would say here an ability to work together, a lot of capacity there.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Paris)
Finally I should like to confirm once again that this marriage is backed by an enormous amount of power. We are definitely committed to making this a success. Together with SAP we entered into a very efficient dialog and we found a way to work together, which should ensure that the interests of our clients should be protected and also give us a possibility to grow even faster on the market. So I am very glad to be part of this marriage. Thank you.
Leo Apotheker - SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
Well, just to conclude I can only confirm what Bernard was saying. This is a very important day for SAP and for Business Objects. We are entirely satisfied that we can create a lot of value together, both for the market, for the clients, and for our employees, and finally for the industry. This marriage between number one in BI and number one in applications will certainly give birth to a European giant, which will also serve to strengthen the French/German axis, which is sometimes very necessary. That having been said, we are open to questions. Philippe, over to you.
QUESTIONS AND ANSWERS
Unidentified Company Representative
So we are now going to open the Q&A session. First question, Rudy Ruitenberg.
Rudy Ruitenberg - Bloomberg - Media
Good morning, I am Rudy Ruitenberg. I have a few questions to Mr. Liautaud. Did you also - were you also approached by other players in the industry? If yes, who were they?
Could you please tell us what the schedule was? When were you first approached? Did you meet days or weeks to conclude this agreement?
Was the SAP one of your clients, and were you one of SAP’s clients?
Could you comment the value on the market and the growth of this value on an annual basis? Do you think that Business Objects standalone has a future? And like Cognos -
Unidentified Company Representative
Okay, we are going to start with the three questions.
Rudy Ruitenberg - Bloomberg - Media
I only have one left.
Unidentified Company Representative
No, we are going to stop there.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Paris)
Bernard Liautaud - Business Objects - Chairman, Chief Strategy Officer
On the negotiations, I am not going to comment, to tell you the long list of people who were once interested in Business Objects. Over the last few years we were approached by a few people. A few important players were interested in Business Objects, which is I think quite logical because of the type of company and the type of market. In fact as Leo has told you, it has become a priority of the leaders in the market. As we are the leader on our own market, of course it is only logical that we were approached by the different important players in the industry.
As regards the position of SAP and the negotiations with SAP, I do want to go into details about that. But let me just tell you that they approached us first in July; and from then on we started talking and negotiating. Of course it all became more and more intense in the last few weeks. Let me just tell you that they were very open, and they had a very professional attitude, which is the reason why we were open to their demands.
Now you wanted to know whether we were clients of each other. Not yet, in fact, or not significantly so far. But of course we are going to become clients of SAP and SAP is going to become one of our clients. This I think will be profitable for both of us.
I am not going to say anything (inaudible) Leo, but I think that it will be very profitable for internal processes at SAP.
Leo Apotheker - SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
To respond to that, we are partners; we are not clients. So we have been working together for some time now. The Business Objects platform is NetWeaver-certified; 40% of our clients are Business Object clients as well.
As to the future of the other business intelligence players, it’s a very interesting question and we have to ask them this question.
A last question was the business intelligence market - what is its value and its expected growth? I think that the figures are published regularly by consultants, like IDC for example. These figures show growth rates of about 10% and more for all the functionalities that we have in our portfolio. So here I am talking about the business intelligence market as well as performance management systems. So this is revenue as well as maintenance.
The total value should be around $20 billion by 2010, roughly. That is for business intelligence tools and performance management tools. This is what we call analytics.
Unidentified Company Representative
There is another question here to the front. [Pierre Marjean]?
Pierre Marjean
The Business Objects’ market value is very successful apparently. Don’t you think that the price is slightly too high?
The second question is apparently you negotiated in a very satisfactory way. Now, can you tell us whether BO is going to remain autonomous in a way in the SAP (inaudible) structure?
Leo Apotheker - SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
The Business Objects’ value which has resulted from the negotiations I think is quite normal. If you look at recent acquisitions on the market, I think it is roughly in the same area. The growth on this market is very rapid and the company is in a leading position. So I think that the price is in agreement, is in line with all these elements.

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Paris)
As regards the future within SAP, of course we want Business Objects to be able to continue developing inside the SAP Group. Investments in France, sites in France are going to be maintained, of course, as well as other important Business Objects’ sites. We will make sure that the staff, BO staff, can still - can stay with us and be happy with us.
Business Objects - once the transaction is complete, once the transaction is complete Business Objects will be responsible for all the Business User issues. So for us, Business Objects’ know-how is extremely important.
If everything goes well Bernard will become a member of the SAP Board. John Schwarz is going to become a member of the Executive Board of SAP. So you see that we want to make sure that we work together.
Unidentified Company Representative
Another question? Please state your name.
Reggie Robertson - [Ace] Asset Management - Analyst
I am [Reggie Robertson], [Ace] Asset Management. Could you tell us about the background of this agreement, this transaction? Because I am a bit surprised when I look at the results of Business Objects. Are you sure that you have made the most of the share value? Have you started an auction process, or have you done other things to try and optimize the share value?
Bernard Liautaud - Business Objects - Chairman, Chief Strategy Officer
About the results for this quarter, we are not going to comment on these results because we have just published new figures. The official announcement will take place on the 25th of October, and it will only be on this day that we will make comments. Jim Tolonen will be there on the 25th of October with you to comment these figures.
As regards the approach, as I said we were approached by several partners and players. We have a lot of insight into the development of the market and who was interested in such a transaction.
We haven’t started an auction process. We tried to assess the market and the potential players, and in fact we trust the results that we have obtained. And we are sure that this agreement will benefit both our shareholders and our company.
Olivia Auberger - Journal des Finances - Media
[Olivia Auberger], the Journal des Finances. Why is this a cash offer? Why not only partly cash and partly bonds, or securities, or shares?
Leo Apotheker - SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
Because we thought that this would be the best thing for the shareholders.
Olivia Auberger - Journal des Finances - Media
Does that mean that you already have agreements with investors?

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Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Paris)
Leo Apotheker - SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
I can’t comment on that.
Sebastian Tayvo
[Sebastian Tayvo]. If you look at the history of SAP, you have always put the emphasis on organic growth. You are only acquiring 60% of the base of Business Objects. Is this a - are you at a crossroads in your history? Are you going to adopt a completely new strategy? Does it mean that you are now going to acquire new companies? Is this going to be part of your strategy?
Leo Apotheker - SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
SAP never said that we would never acquire a company. We always said that we wanted to put the emphasis on organic growth, but we never said that any acquisition was out of the question.
However, you are right; so far our strategy has always been to promote organic growth and to complete that strategy with minor acquisitions. But now, after 16 consecutive quarters with a very solid organic growth, we wanted to carry on along these lines.
However, the market on which Business Objects operates is a new market. To be present, to reinforce our position on this market, we need to reinforce our offer. If we want to make the most of this opportunity after reinforcing our PPP platform, our small and medium-sized companies offer, it seemed to us that we had to acquire this company to complete our strategy.
In the previous month we have acquired Versa. We acquired Pilot Software, OutlookSoft as well. We hope that this marriage will take place with Business Objects. Are we going to receive Web questions or phone questions?
Operator
We have a question from the line of [Benoit Overhelt]. Please ask the question. The question has been withdrawn. (inaudible).
Unidentified Company Representative
Well, we will have to take the question here.
Unidentified Audience Member
(inaudible) Financial Times. At the beginning of the presentation you were talking about synergies - compelling synergies was the expression used. Could you quantify? At least give a figure regarding the synergies you hope to generate with this merger?
Leo Apotheker - SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
We will be communicating on detailed synergies once the transaction has come through. But what I can tell you now is that we are expecting more synergies from growth than from cost reduction. This is a marriage for conquest and growth, not for cost reduction.

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Oct. 08. 2007 / 9:00AM, SAP - SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications - Conference Call (Paris)
Unidentified Audience Member
I have a second question. As you said, Business Objects is not the first acquisition you have made in the area of business intelligence. So would you be looking to further acquisitions? For instance, Kronos in Canada?
Leo Apotheker - SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
Well, it’s Cognos. Well, I think we should still first concentrate on making this marriage a success. I am not going to comment on the future. I never do. That is, comment, not make acquisitions. One last question from the room?
Vincent Dernaux - [Siroan] - Analyst
[Vincent Dernaux], [Siroan]. You talked about - about BI operational; that is indeed a concept that you have been pursuing for many years, but so far without very much success. Can you give some details as to what you might be able to do in that area in the future? Furthermore if you take OutlookSoft and Cartesis, was there not one acquisition too many?
Leo Apotheker - SAP AG - Deputy CEO, Member - Executive Board, President - Global Customer Solutions & Operations
Well, let me start with the second question. It is the most pragmatic, especially since we are running out of time. Well no, I don’t think there was one acquisition too many. I think what we will be able to do once the transaction has been completed, we will be able to combine our respective assets in order to create the best possible offering in all the areas.
OutlookSoft is a wonderful tool if you are talking about planning. If I look at Cartesis - I hope Bernard will agree here - it is a wonderful tool for consolidation. So if we bring the two together, our offering will be fabulous.
Now, I am not saying that there is no overlap whatsoever. Of course there is always a bit of an overlap when you bring together two major companies. But I don’t think there is very much overlap at all, and we will be perfectly able to manage it.
Bernard Liautaud - Business Objects - Chairman, Chief Strategy Officer
To reply to the first question, to follow on what Leo was saying, this operational BI issue. Well, the reason why this didn’t surge ahead as well as could be expected is that suppliers, software suppliers, weren’t the same as the process suppliers, and operational BI means bringing together intelligence and process management.
So now I think we will be able to give a new dimension to this, because through their growth strategy SAP has set up a new process platform. We now have a BI offering in real-time, and therefore we can very efficiently integrate intelligent processes on the process platform, which will give us operational BI. So this is one of the positive synergies we will be able to come up with.
Unidentified Company Representative
Well, thank you very much. If you want any further information, our communications people are here in the room and you can make an appointment with them if you so wish. Thank you.

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F I N A L   T R A N S C R I P T

Oct. 08. 2007 / 9:00AM, SAP – SAP AG to acquire Business Objects in Friendly Takeover; Combined Companies to accelerate Leadership for Business User Applications – Conference Call (Paris)
D I S C L A I M E R
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Additional Information
The tender offer for the outstanding ordinary shares, the Convertible Bonds and the warrants of Business Objects has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the Convertible Bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Réponse to be filed by SAP carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.